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03054249

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW VERNON SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE GATEHALL DRIVE SUITE 105
(No. and Street)

PARSIPPANY (City) NEW JERSEY (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul C. Christopherson 973-644-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRENKRANTZ STERLING & CO., L.L.C.
(Name – *if individual, state last, first, middle name*)

6 REGENT STREET (Address) LIVINGSTON (City) NEW JERSEY (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL C. CHRISTOPHERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW VERNON ASSOCIATES, L.L.C., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA A. MARINESE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2007

Signature

President

Title

Cynthia A. Marinese

Notary Public

Sworn to and subscribed before me this 27 day of MAR 2003

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW VERNON SECURITIES, L.L.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-50625

YEAR ENDED DECEMBER 31, 2002



New Vernon Securities, L.L.C.

Member NASD

April 21, 2003

RE: Annual Audited Report for period ending December 31, 2002.

It has been brought to our attention that some of our annual audited reports sent out were not received. If you have received a copy please disregard, if you did not please accept the enclosed copy with our apologies. Attached is also a copy of a letter from our district NASD office granting an extension until March 31.

New Vernon Securities hired a new accounting firm to perform our annual audit. Due to consideration of this start up, as well as delays in receiving confirmation responses we received an extension until March 31, 2003.

The annual audited reports were sent out from our office either the afternoon of March 27 or morning of March 28 along with a copy of a letter from NASD, District 9 granting our extension. However, it appears that they were not sent certified, return receipt; Express Mail; or even Federal Express but instead, it is apparent they were sent regular mail. This is a mistake that will not be repeated.

Sincerely,



Paul Christopherson

One Gatehall Drive • Parsippany, New Jersey 07054 • Telephone (973) 644-2400 • FAX (973) 644-2661

NEW VERNON SECURITIES, L.L.C.

TABLE OF CONTENTS





Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

We have audited the accompanying statement of financial condition of New Vernon Securities, L.L.C. as of December 31, 2002 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Vernon Securities, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrenkrantz Sterling & Co. LLC

Certified Public Accountants
February 4, 2003

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 139,574
Deposits – clearing agent	50,000
Commission receivable from clearing agents	54,376
Prepaid expenses	5,655
Deposits - other	2,014
Investment in The NASDAQ Stock Market, Inc.	74,100
	$ 325,719

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable to non-customers	$ 8,000
COMMITMENTS AND CONTINGENCIES	--
MEMBER'S EQUITY	317,719
	$ 325,719

See Notes to Financial Statements.



NEW VERNON SECURITIES, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Institutional commissions, net of clearing agent fees	$ 1,602,371
EXPENSES	
Management fees – parent	824,227
Professional fees	63,673
Regulatory fees and costs	2,097
Licenses and permits	2,110
Bad debt expense	2,638
Insurance	727
	895,472
	706,899
OTHER INCOME	
Interest income – clearing agent	646
Interest income – other	314
	960
NET INCOME	$ 707,859

See Notes to Financial Statements.



NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE, January 1, 2002	$	396,508
Net income		707,859
Member distributions		(786,648)
BALANCE, December 31, 2002	$	317,719

See Notes to Financial Statements.



NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 707,859
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Commission receivable from clearing agents	66,982
Prepaid expenses	(5,655)
Deposits - other	(2,014)
Increase in operating liabilities	
Accounts payable to non-customers	1,170
Net cash provided by operating activities	768,342
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(786,648)
NET DECREASE IN CASH	(18,306)
Cash, beginning of year	157,880
Cash, end of year	$ 139,574

See Notes to Financial Statements.



NEW VERNON SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

New Vernon Securities, L.L.C. ("NVS"), a single member limited liability company, was organized on October 21, 1997 in the state of New Jersey and began operations during 1998. NVS is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NVS serves as an introducing broker on behalf of institutional clients of its affiliated investment advisor and parent, New Vernon Associates, Inc. ("NVA"), which owns 100% of NVS. NVS works with NVA's clients utilizing various brokers and dealers to execute securities transactions recommended by NVA. As an introducing broker, NVS receives fees and/or commissions from broker-dealers who execute trades for introduced customers. NVS is also utilized by NVA to distribute proprietary research reports and analyses prepared by NVA to clients and executing broker-dealers and receives commissions from such executing broker-dealers for trades resulting from such research.

NVS does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

During 2002, NVS received its approval from the NASD to allow it to execute trades on an agency basis. During 2002, NVS also received approval from the NASD to provide underwriting activities. As of December 31, 2002, NVS has not yet provided underwriting activities or executed trades on an agency basis.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMISSION RECEIVABLE FROM CLEARING AGENTS
Commission receivable from NVS's clearing agents for securities transactions that have not reached their contractual settlement date are recorded net of the amounts owed to the clearing agents on the statement of financial condition.

INVESTMENT IN THE NASDAQ STOCK MARKET, INC.
The investment is valued at cost as a market price is not available since it is not traded on national exchange.

REVENUES
Institutional commission revenue is recorded on a trade-date basis as securities transactions occur.



Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

The Company is organized as a limited liability company ("LLC") whereby the member accounts for the Company's earnings, losses, deductions and credits on its corporate income tax returns. Accordingly, these statements do not include a provision for Federal and state income taxes.

CONCENTRATION OF CREDIT RISK
NVS places its cash with two financial institutions that have offices located in New Jersey. During 2002, cash balances at one of the institutions exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $100,000. NVS has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risk on cash.

The cash held by NVS as of December 31, 2002 includes $10,940 in money market funds.

MEMBER EQUITY
In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. No additional capital contributions shall be required of the Member unless required to maintain minimum net capital requirements. No interest shall be due from the Company on any capital contribution from the member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's respective capital contribution.

Note 3: INVESTMENT IN THE NASDAQ STOCK MARKET, INC.

In March 2000 ("Phase I"), NVS purchased 300 warrants at $11 per warrant and in December 2000 ("Phase II") purchased 3,200 warrants at $14 per warrant and 2,000 shares of common stock at $13 per share issued by The Nasdaq Stock Market, Inc. ("Nasdaq") in connection with the Nasdaq's recapitalization of its ownership. The warrants and common stock were offered to investors drawn from the NASD's membership, Nasdaq market participants, Nasdaq issuers, institutional investors and strategic partners. The purchase price was based upon fairness opinions received by NASD from J.P. Morgan Securities, Inc.

Each warrant entitles the owner to purchase four shares of Nasdaq common stock, exercisable in four (4) annual tranches with one (1) share of common stock available for purchase in each tranche. The exercise price of the warrant for each share of common stock is $13 in tranche one, $14 in tranche two, $15 in tranche three and $16 in tranche four. The first tranche is currently exercisable until June 27, 2003. The warrants expire if not exercised within one year of their initial exercise date. As of December 31, 2002, NVS has not yet exercised its warrants in tranche one (1).

Note 4: AGREEMENTS WITH CLEARING AGENTS

NVS has entered into agreements with four clearing agents, who carry the cash and margin accounts and clear transactions for NVS's customers. NVS determines the amount of the commissions to be charged by the clearing agents to NVS's customers. These commissions are collected by the clearing agents who remit all collections to NVS after deducting their own fees. The total fees deducted by the clearing agents during 2002 was approximately $550,000. The agreements may be terminated by either party without cause upon ninety (90) days written notice.

One of the clearing agents required NVS to establish an escrow deposit of $50,000. NVS will be penalized for reasonable and documentable deconversion related expenses if it terminates the agreement.



Note 5: COMMITMENTS AND CONTINGENCIES

See Notes 6 and 9.

Note 6: RELATED PARTY TRANSACTIONS

Effective January 1, 2002, NVS amended its management agreement with NVA. The amended agreement provides for management fees based on an allocation of expenses paid for by NVA on behalf of NVS. During 2002, NVS incurred management fees to NVA of $824,227.

Management of NVS has established a policy of distributing cash at its discretion to NVA as long as such distributions do not bring NVS below its required capital.

Note 7: REGULATORY REQUIREMENTS

NVS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $221,331 as defined in Rule 15c3-1, which was $121,331 in excess of its required net capital of $100,000. NVS's net capital ratio was .036 to 1.

Note 8: CUSTOMERS/CLEARING AGENTS

During 2002, NVS received 100% of its institutional commission revenues from its customers through three clearing agents.

Note 9: SUBSEQUENT EVENT

On January 8, 2003, NASD conducted an exit interview with NVS as a result of NASD's audit of NVS during 2002. The exit interview revealed several apparent violations. On January 29, 2003, NVS responded to the NASD concerning these apparent violations. NVS has not yet received a letter from the NASD regarding any possible disciplinary action and management believes that any fines or penalties will not be material to the financial statements.



SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the securities and exchange act of 1934

As of December 31, 2002



SCHEDULE I

NEW VERNON SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL		
Total member's equity	$	317,719
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(5,655)
Deposits - other		(2,014)
Commission receivable from clearing agents greater than 30 days old		(14,400)
Investment in The NASDAQ Stock Market, Inc		(74,100)
Net capital before haircuts		221,550
Haircut on proprietary positions and commitments		
2% haircut of cash in money market funds		(219)
NET CAPITAL	$	221,331
COMPUTATION OF AGGRREGATE INDEBTEDNESS		
Accounts payable to non-customers includable in aggregate indebtedness	$	8,000
AGGREGATE INDEBTEDNESS	$	8,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	533
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		100,000
EXCESS NET CAPITAL	$	121,331
EXCESS NET CAPITAL AT 1000 PERCENT	$	220,531
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.036 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.





Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

In planning and performing our audit of the financial statements and supplementary schedules of New Vernon Securities, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Ehrenkrantz Sterling & Co. LLC

Certified Public Accountants
February 4, 2003

